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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

John D. Oil and Gas Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
477853105
(CUSIP Number)
Marc C. Krantz
Kohrman Jackson & Krantz P.L.L.
1375 East 9th Street, 20th Floor
Cleveland, OH 44114
(216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 21, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	477853105	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Steven A. Calabrese

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		438,937*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		438,937*

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

438,937*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	Includes 148,672 shares owned by R.C. Enterprises & Development, LLC, an Ohio limited liability company of which Mr. Calabrese is sole managing member.

CUSIP No.	477853105	Page	3	of	6

1	NAMES OF REPORTING PERSONS: R.C. Enterprises & Development, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		148,672

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		148,672

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

148,672

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 477853105	Page 4 of 6
     This Amendment No. 2 to Schedule 13D Statement relates to shares of common stock, par value $0.001 per share (the “Shares”), of John D. Oil and Gas Company, a Maryland corporation (the “Company”), and amends Amendment No. 1 to Schedule 13D Statement of Mr. Calabrese filed on October 14, 1997 relating to Meridian Point Realty Trust ’83, a California real estate investment trust, the predecessor to the Company.
Item 2. Identity and Background.
     (a)      This Schedule 13D is filed by Steven A. Calabrese and R.C. Enterprises & Development, LLC, an Ohio limited liability company (“R.C. Enterprises”). Mr. Calabrese is the sole managing member of R.C. Enterprises and a director of the Company.
     (b)      The business address of R.C. Enterprises is 1100 Euclid Avenue, Suite 300, Cleveland, Ohio 44115.
     (c)      The principal business of R.C. Enterprises is real estate investment and management services.
     (d)      Negative with respect to R.C. Enterprises.
     (e)      Negative with respect to R.C. Enterprises.
     (f)      R.C. Enterprises is an Ohio limited liability company.
Item 3. Source and Amount of Funds or Other Consideration.
     The Shares were purchased with working capital of R.C. Enterprises.
Item 4. Purpose of Transaction.
     Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, R.C. Enterprises does not have plans or proposals that relate to or would result in any of the following:
     (i)      the acquisition or disposition of Shares;
     (ii)      an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;
     (iii)      the sale or transfer of a material amount of assets of the Company;
     (iv)      a change in the present board of directors or management of the Company;
     (v)      a material change in the present capitalization or dividend policy of the Company;
     (vi)      a material change in the business or corporate structure of the Company;

CUSIP No. 477853105	Page 5 of 6
     (vii)      a change to the articles of incorporation, as amended, or bylaws of the Company, or an impediment to the acquisition of control of the Company, by any person;
     (viii)      the delisting from the Nasdaq Stock Market’s OTC Bulletin Board of the Company’s common stock;
     (ix)      a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (x)      any action similar to any of those enumerated in (i) through (viii) above.
     R.C. Enterprises reserves the right to modify its plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, it may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (x) above or in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a)      Based solely on information provided by the Company, there are currently 7,181,541 Shares outstanding. Mr. Calabrese beneficially owns 438,937 Shares, including the shares owned by R.C. Enterprises, of which he is the sole managing member, or 6.1% of the outstanding Shares. R.C. Enterprises owns 148,672 Shares, or 2.1% of the outstanding Shares.
     (b)      Mr. Calabrese has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the 290,265 Shares owned by him and the 148,672 Shares owned by R.C. Enterprises.
     (c)      On April 21, 2006, R.C. Enterprises purchased 148,672 Shares at a price of $0.50 per share, for an aggregate purchase price of $74,336, from Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company, in a private transaction. Richard M. Osborne, the Company’s Chairman of the Board and Chief Executive Officer, is the sole manager of Turkey Vulture Fund XIII, Ltd.
     (d)      Not applicable.
     (e)      Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable.
Item 7. Material to be Filed as Exhibits.
     Exhibit 7.1      Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 12, 2006

/s/ Steven A. Calabrese
STEVEN A. CALABRESE

R.C. ENTERPRISES & DEVELOPMENT, LLC
/s/ Steven A. Calabrese
By: Steven A. Calabrese, Sole Managing Member

EXHIBIT INDEX

Exhibit Number	Description
7.1	Joint Filing Agreement

EXHIBIT 7.1
AGREEMENT OF JOINT FILING
     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.
     This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement.
Date: May 12, 2006

/s/ Steven A. Calabrese
STEVEN A. CALABRESE

R.C. ENTERPRISES & DEVELOPMENT, LLC
/s/ Steven A. Calabrese
By: Steven A. Calabrese, Sole Managing Member